Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-113220) of Dynavax Technologies Corporation pertaining to the 1997 Equity Incentive Plan, the 2004 Stock Incentive Plan and the 2004 Employee Stock Purchase Plan of Dynavax Technologies Corporation, and on Form S-3 (File No. 333-127930), of our reports dated March 9, 2007, with respect to the consolidated financial statements of Dynavax Technologies Corporation, Dynavax Technologies Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Dynavax Technologies Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/  Ernst & Young LLP

San Francisco, California
March 9, 2007